SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 3)


                            STRAYER EDUCATION, INC.
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                   863236105
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                                (CUSIP Number)

                               Steven B. Klinsky
                          New Mountain Partners, L.P.
                         712 Fifth Avenue, 23rd Floor
                           New York, New York 10019
                           Telephone: (212) 720-0300
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                               J. Michael Schell
                                 Sean C. Doyle
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                               November 14, 2002
    -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

CUSIP No. 863236105                   13D
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    1      NAME OF REPORTING PERSONS:
                New Mountain Partners, L.P.
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           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099832
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               [X]  (a)
                                                               [ ]  (b)
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:
               See Items 3 and 4               AF, OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                              [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
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                              7          SOLE VOTING POWER:
          NUMBER OF                      None
           SHARES           --------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    7,058,456
          REPORTING         --------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         None
                            --------------------------------------------------
                             10          SHARED DISPOSITIVE POWER:
                                         7,058,456
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
               7,058,456 shares
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                            [ ]
------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 49.0%
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   14      TYPE OF REPORTING PERSON:
                PN
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

CUSIP No. 863236105                   13D
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    1      NAME OF REPORTING PERSONS:
                New Mountain Investments, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099829
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             [X]  (a)
                                                             [ ]  (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
                AF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
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                              7          SOLE VOTING POWER:
          NUMBER OF                      None
           SHARES            -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    7,058,456
          REPORTING          -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         None
                             -------------------------------------------------
                             10          SHARED DISPOSITIVE POWER:
                                         7,058,456
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                7,058,456 shares
------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                        [ ]
------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 49.0%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                PN
------------------------------------------------------------------------------

CUSIP No. 863236105                  13D
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    1      NAME OF REPORTING PERSONS:
                New Mountain GP, LLC
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           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099827
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              [X]  (a)
                                                              [ ]  (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
                AF, OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
           SHARES            -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    7,058,456
          REPORTING          -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         None
                             -------------------------------------------------
                             10          SHARED DISPOSITIVE POWER:
                                         7,058,456
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                7,058,456 shares
------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                              [ ]
------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 49.0%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                OO
------------------------------------------------------------------------------

CUSIP No. 863236105                   13D
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:
                Steven B. Klinsky
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                N/A
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             [X]  (a)
                                                             [ ]  (b)
------------------------------------------------------------------------------
    3      SEC USE ONLY

------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
                OO, PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                United States of America
------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      None
           SHARES            -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    7,058,456
          REPORTING          -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         None
                             -------------------------------------------------
                             10          SHARED DISPOSITIVE POWER:
                                         7,058,456
------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                7,058,456 shares
------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES     [   ]
------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 49.0%
------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                IN
------------------------------------------------------------------------------

                        Amendment No. 3 to Schedule 13D

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1") and Amendment No. 2 thereto ("Amendment No. 2"), filed jointly on March 26, 2001, May 15, 2001 and October 8, 2002, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"), and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 3 to the Schedule 13D by the persons listed on the signature pages hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the
Schedule 13D, Amendment No. 1 or Amendment No. 2.


Item 4.  Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On November 14, 2002, the Issuer, New Mountain and DB Capital (DB Capital and New Mountain are referred to collectively as the "Selling Stockholders") and Credit Suisse First Boston Corporation ("CSFB"), Banc of America Securities LLC ("Banc of America") and Legg Mason Wood Walker, Incorporated ("Legg Mason", CSFB, Banc of America and Legg Mason, are referred to collectively as the "Underwriters"), as representatives of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") in connection with the Selling Stockholders' planned disposition of 2,300,000 shares of Common Stock pursuant to the Registration Statement (including up to 300,000 shares of Common Stock subject to the Underwriters' over-allotment option (the "Over-allotment Option")). Pursuant to the Underwriting Agreement, the Underwriters will acquire 1,700,000 shares of Common Stock held by New Mountain and 300,000 shares of Common Stock held by DB Capital at a price of $52.00 per share (the "Offering Price"), less underwriting discounts and commissions of $2.73 per share (the "Underwriting Discount"), in connection with the public resale of the Common Stock. In addition, the Underwriters have an Over-allotment Option to purchase up to an additional 300,000 shares of Common Stock held by DB Capital within 30 days following the date of the filing of the prospectus relating to the Offering pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at the Offering Price less the Underwriting Discount.

         On November 14, 2002, the Issuer and each Selling Stockholder entered into a Letter Agreement (the "Letter Agreement") in connection with the Offering.

         This summary of certain provisions of the Underwriting Agreement, the Letter Agreement, other related agreements, other related documents and the transactions contemplated thereby is not intended to be complete, and is qualified in its entirety by reference to such documents.

         Pursuant to the Letter Agreement, the Issuer and the Selling Stockholders agreed that the execution by the Selling Stockholders of the Underwriting Agreement shall constitute written notice to the Issuer that New Mountain and DB Capital have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert the Applicable Firm Number (as defined herein) of shares of Series A Preferred Stock held by such Selling Stockholder into shares of Common Stock (the "Conversion"). "Applicable Firm Number" means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon through the First Closing Date (as defined in the Underwriting Agreement)), would result in the issuance upon such Conversion of 1,700,000 shares of Common Stock in the case of New Mountain and 300,000 shares of Common Stock in the case of DB Capital. Any cash in lieu of fractional shares of Common Stock payable upon such Conversion in accordance with the Articles Supplementary shall be paid to New Mountain or DB Capital, as applicable.

         Pursuant to the Letter Agreement, the Issuer and the Selling Stockholders agreed that the delivery by the Underwriters to the Issuer and DB Capital of each notice of the exercise of the Over-allotment Option under the Underwriting Agreement shall constitute a written notice to the Issuer that DB Capital shall have elected, pursuant to Section 7(a) of the Articles Supplementary, to convert the Applicable Option Number (as defined herein) of shares of Series A Preferred Stock held by DB Capital into the number of shares of Common Stock in respect of which the Over-allotment Option is exercised (the "Option Conversion"). "Applicable Option Number" means that number of shares of Series A Preferred Stock which, if converted into shares of Common Stock in accordance with Section 7 of the Articles Supplementary (taking into account all accumulated and unpaid dividends thereon through the applicable Optional Closing Date (as defined in the Underwriting Agreement)), would result in the issuance upon such Option Conversion of the number of shares of Common Stock in respect of which the Over-allotment Option is exercised. Any cash in lieu of fractional shares of Common Stock payable upon such Optional Conversion in accordance with the Articles Supplementary shall be paid to DB Capital.

         Pursuant to the Letter Agreement, the Issuer and the Selling Stockholders agreed that in accordance with the Articles Supplementary, the Conversion Date (as defined in Section 7(b) of the Articles Supplementary) with respect to the Applicable Firm Number of shares of Series A Preferred Stock and the Applicable Option Number of shares of Series A Preferred Stock shall be the date of the notice provided pursuant to the Conversion and the Option Conversion, as applicable; provided, however, that the Conversion and the Option Conversion shall occur if and only if the First Closing (as defined in the Letter Agreement) and the Option Closing (as defined in the Letter Agreement), respectively, occur; and provided, further, that if the First Closing does not occur by December 31, 2002, no notice of conversion by the Selling Stockholders shall be deemed to have been given to the Issuer and no conversion of such shares of Series A Preferred Stock shall occur or be deemed to have occurred by reason of the Letter Agreement."

         The disclosure in Item 4(d) is hereby amended and supplemented by deleting the final paragraph in Item 4(d) and adding the following:

         "Pursuant to the Letter Agreement, the Issuer and the Selling Stockholders agreed that following the completion of the Offering, pursuant to
Section 10 of the Articles Supplementary, the percentage of the total members of the Board of Directors of the Issuer that the holders of Series A Preferred Stock are entitled to elect will be reduced from 50% to 40%. New Mountain and DB Capital acknowledged that effective upon completion of the Offering, Charles Ayres will resign from the Board of Directors of the Issuer and any committees of the Board of Directors of the Issuer and that New Mountain, acting alone, will be entitled to elect all of the members of the Board of Directors of the Issuer entitled to be elected by the Selling Stockholders pursuant to the Articles Supplementary."

         The disclosure in Item 4 is hereby further amended and supplemented by adding the following:

         "Except as set forth in this Statement (including the exhibits incorporated by reference herein), the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in
Item 4(a) through (j) of Schedule 13D under Rule 13d-1(d). The Reporting Persons expect to evaluate on a continuing basis their investment in the Issuer and may from time to time acquire or dispose of additional shares of Common Stock or Series A Preferred Stock or other securities of the Issuer. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer's securities; (ii) subsequent developments concerning the Issuer's business and prospects and the industry in which the Issuer operates; (iii) the Reporting Persons' general investment policy; (iv) other investment and business opportunities available to the Reporting Persons, as well as considerations specific to the Reporting Persons' investment and risk/reward profile at any particular given time; (v) general market and economic conditions; (vi) tax considerations and (vii) such other factors as the Reporting Persons may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law and subject to any applicable contractual requirements, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement."

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

         The final paragraph in Item 6 is hereby amended and restated in its entirety as follows:

         "Other than the Registration Rights Agreement, Shareholders' Agreement, Purchase Agreement, Support and Option Agreement, the Underwriting Agreement, the Letter Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 3 and Item 4 above or in the Schedule 13D, Amendment No. 1 and Amendment No. 2 thereto, which is incorporated by reference herein, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein."

Item 7.  Material to be Filed as Exhibits.

         The disclosure in Item 7 is hereby amended and supplemented by adding the following in appropriate numerical order:

"1       The Underwriting Agreement, dated November 14, 2002, among New
Mountain Partners, L.P., DB Capital Investors, L.P., Strayer Education, Inc. and as the representatives of the several underwriters, Credit Suisse First Boston Corporation, Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated.

99.4 Letter Agreement, dated November 14, 2002, among Strayer Education, Inc., New Mountain Partners, L.P. and DB Capital Investors, L.P."

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       NEW MOUNTAIN PARTNERS, L.P.
                                       By: New Mountain Investments, L.P.,
                                              its general partner
                                       By: New Mountain GP, LLC, its
                                                general partner


                                       By:   /s/ Steven B. Klinsky
                                          ----------------------------------
                                               Name: Steven B. Klinsky
                                               Title: Member


                                       NEW MOUNTAIN INVESTMENTS, L.P.
                                       By: New Mountain GP, LLC, its
                                                general partner


                                       By:   /s/ Steven B. Klinsky
                                          ----------------------------------
                                          Name:   Steven B. Klinsky
                                          Title:  Member


                                       NEW MOUNTAIN GP, LLC


                                       By:   /s/ Steven B. Klinsky
                                          ----------------------------------
                                          Name:   Steven B. Klinsky
                                          Title:  Member



                                                /s/ Steven B. Klinsky
                                          ----------------------------------
                                          Name: Steven B. Klinsky


Dated: November 18, 2002